HART & HART, LLC
                                ATTORNEYS AT LAW
                             1624 Washington Street
                                Denver, CO 80203
William T. Hart, P.C.              ________                  harttrinen@aol.com
Will Hart                                                        (303) 839-0061
Fax: (303) 839-5414

                                 April 26, 2018

Jeffrey Gabor
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

         United Cannabis Corporation
         Registration Statement on Form S-1
         File No. 333-223101

     This office represents United Cannabis Corporation. Amendment No. 2 to the Company's Registration Statement on Form S-1 has been filed with the Commission. This letter provides the Company's responses to the comments received from the staff by letter dated April 24, 2018. The paragraph numbers in this letter correspond with the numbered paragraphs in the staff's comment letter. The number under the "page number" column indicates the page number in the Registration Statement where the response to the comment can be found.

                                                                Page Number
                                                                ------------

     1. Comment complied with.                                Cover page 1, 23

     2. All shares registered by means of the Company's prior Registration Statement have been sold to Tangiers.

      The last sale to Tangiers was on March 13, 2018.

      Shares outstanding as of April 25, 2018: 64,229,926

      Shares owned by affiliates (1)

            Ernie Blackmon                 21,479,493
            Chad Ruby                         583,722
            Tony Verzura                   13,104,892
            John Walsh                         75,000
            Brent Reynolds                  2,350,000
                                        -------------
               Net                         37,593,107

            Public float                   26,636,819
                                       ==============

      One-third of float                    8,878,940


(1) Based on last Form 4's filed by these persons.

                                                                Page Number
                                                                ------------

     The Amended  Registration  Statement  provides that the
Company cannot sell more than 9,000,000 shares (which represents 33.8% of the public float) to Tangiers.

     3. At the time the Investment Agreement was entered into with Tangiers in December 2016, and at all times subsequent, Tangiers was irrevocably bound to purchase the shares of the Company's common stock provided in the Investment Agreement. The amendments to the Investment Agreement did not give
Tangiers the right to acquire additional securities at the same time or after the Company exercised any put. Rather the amendments to the Investment Agreement only increased the potential number of securities which Tangiers was obligated to buy from the Company at the time of any given put. The amendments to the Investment Agreement did not give Tangiers any investment discretion with respect to its obligations to purchase the shares of the Company's common stock provided in the Investment Agreement.
Tangiers was always irrevocably bound to purchase the shares of the Company's common stock provided in the Investment Agreement.

     4. Comment complied with.                                     24

     If you should have any questions concerning the foregoing, please do not hesitate to contact the undersigned.

                                    Very Truly Yours,

                                    HART & HART, LLC

                                    /s/ William T. Hart

                                    William T Hart